   As filed with the Securities and Exchange Commission on December 10, 1997

                                                 Registration No. 333-

                      SECURITIES AND EXCHANGE COMMISSION

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           THE ARISTOTLE CORPORATION
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)

                                   Delaware
                       --------------------------------
        (State or other jurisdiction of incorporation or organization)

                                  06-1165854
                           ------------------------
                               (I.R.S. Employer
                              Identification No.)

                 78 Olive Street, New Haven, Connecticut 06511
                                (203) 867-4090
                -----------------------------------------------
                         (Address, including zip code,
                  and telephone number, including area code,
                 of registrant's principal executive offices)

                               John J. Crawford
                      President and Chairman of the Board
                           The Aristotle Corporation
                                78 Olive Street
                              New Haven, CT 06511
                                (203) 867-4090
                    ---------------------------------------
                    (Name, address, including zip code, and
                    telephone number, including area code,
                             of agent for service)

                                   Copy to:
                       Stanford N. Goldman, Jr., Esquire
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                               Boston, MA 02111
                                (617) 542-6000

                         _____________________________


  Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         _____________________________

                        CALCULATION OF REGISTRATION FEE

                                      Proposed    Proposed
                                      maximum     maximum
Title of each class                   offering    aggregate        Amount of
of securities to be     Amount to be  price per   offering        registration
registered               registered   share (1)   price (1)           fee
------------------------------------------------------------------------------

Common Stock, par            258,681     $4.844   $1,253,050.70        $369.65
value $.01 per share

------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low sale prices of the Common Stock as reported on the Nasdaq SmallCap Stock Market on December 4, 1997.

                         _____________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                  PROSPECTUS

                           THE ARISTOTLE CORPORATION

                        258,681 Shares of Common Stock
                          (Par Value $.01 Per Share)

                            -----------------------

     The Aristotle Corporation, a Delaware corporation (the "Company" or "Aristotle"), is a holding company for its subsidiary, Aristotle Sub, Inc. ("ASI"). ASI is a holding company for The Strouse, Adler Company ("Strouse"). Strouse designs, manufactures and markets women's intimate apparel. Unless the context indicates otherwise, references herein to the "Company" include Aristotle, ASI and Strouse.

     The 258,681 shares of Common Stock of Aristotle offered hereby may be sold by the selling stockholders identified herein (the "Selling Stockholders").
Such offers and sales may be made on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). Certain of the shares offered hereby may be acquired by the Selling Stockholders upon exercise of warrants (the "Strouse Warrants") which were issued to certain of the Selling Stockholders as former stockholders of Strouse (the "Strouse Selling Stockholders") in connection with Aristotle's acquisition of Strouse in April 1994 (the "1994 Acquisition"). The remainder of the shares offered hereby were issued from time to time to the Selling Stockholders who are Directors of Aristotle (the "Director Selling Stockholders") in consideration for their services as members of Aristotle's
Board of Directors.   The Selling Stockholders are identified and certain
information with respect to them is provided under the caption "Selling Stockholders". The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, will be paid by the Company. The following expenses will be borne by the Selling Stockholders: underwriting discounts, fees and commissions, if any, and the fees and expenses of legal counsel, if any, for the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

     The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing selling orders on behalf of any Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby. Aristotle's Common Stock is listed on the Nasdaq SmallCap Stock Market ("Nasdaq") under the symbol ARTL. On December 9, 1997, the closing sale price of the Common Stock, as reported on Nasdaq, was $4.875 per share.

                            -----------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
               SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS.

                            -----------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
            BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON
               THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

  No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            -----------------------

               The date of this Prospectus is December 10, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

  The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to The Aristotle Corporation, 78 Olive Street, New Haven, CT 06511, telephone (203) 867-4090 and directed to the attention of Mr. Paul McDonald, Chief Financial Officer and Secretary.

                                 TABLE OF CONTENTS

                                                            PAGE

RISK FACTORS............................................     3
SELLING STOCKHOLDERS....................................     6
PLAN OF DISTRIBUTION....................................     7
LEGALITY OF COMMON STOCK................................     8
EXPERTS.................................................     8
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.......     8

                                 RISK FACTORS

  An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This Prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "Form 10-K") and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (collectively, the "MD&A Sections"), and under "Business" in the Form 10-K, incorporated in this Prospectus by reference. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements.

FINANCIAL CONDITION AND FLUCTUATIONS IN INCOME. The Company had net income of $208,000, $13,000 and $1,468,000 for three months ended September 30, 1997 and its fiscal years ended June 30, 1997 and 1996, respectively, and had net losses of $898,000 for its fiscal year ended June 30, 1995. The Company had operating income of $429,000, $776,000 and $626,000 for the three months ended September 30, 1997 and its fiscal years ended June 30, 1997 and 1996, respectively, and had operating losses of $227,000 for its fiscal year ended June 30, 1995. Although the Company was profitable during the three months ended September 30, 1997, and for fiscal year 1997 and fiscal year 1996, there can be no assurance that the Company will be able to sustain its profitability. The Company has experienced and may experience in the future significant fluctuations in its operating results due to a variety of factors, including the cancellation or rescheduling of shipments by customers, and production difficulties which may delay shipments. In addition, the Company is responding to market conditions with an increased focus on new products, expanded distribution and increases in production levels. However, there can be no assurance that the Company will succeed in developing new products which will increase sales and earnings of the Company. See the MD&A Sections.

DEPENDENCE ON UNAFFILIATED MANUFACTURERS. Although the Company conducts some manufacturing operations, consisting primarily of cutting, sewing (approximately 2% of sewing) and packaging, at its facility in New Haven Connecticut, substantially all other manufacturing of the Company's products is subcontracted to independent contractors in the Caribbean (in the Dominican Republic and Jamaica) and Colombia. The inability of a manufacturer to ship products which meet the Company's quality standards in a timely manner has caused and could continue to cause the Company to miss the delivery date requirements of customers for those products. The Company's failure to deliver products to its customers in a timely manner has and could in the future result in cancellation of orders, refusal to accept deliveries, and/or a reduction in sales prices, which could have an adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON OVERSEAS MANUFACTURERS. Approximately 98% of the Company's products are manufactured and sewn in the Caribbean and Columbia, with approximately 66%, 21% and 11% of the Company's products manufactured and sewn
in the Dominican Republic, Jamaica and Colombia, respectively.   Accordingly,
the Company's operations may be adversely affected by political instability or other factors which may occur from time to time in the Dominican Republic, Colombia, Jamaica or elsewhere in the Caribbean. This concentration of subcontractors in the Caribbean could also expose the Company to abnormal production cost increases. Although the Company continues to seek to develop multiple sources of manufacturing, there can be no assurance that such sources will be developed or that the Company's manufacturing operations and costs will not be adversely affected by such concentration. In September 1997, the Company entered into an amended agreement with its Jamaican subcontractor, Maggie Manufacturing Company, Ltd., which provides for a lease of the subcontractor's manufacturing facility in Jamaica until January 1, 1999 and an option to purchase the facility during the lease period. Although the Company believes that the lease agreement will provide capacity needed to support future growth, only 25% of the Company's products were manufactured and sewn in this facility
in fiscal 1997.   To the extent that the Company does not have long-term
contracts with manufacturers of its products, the Company's ability to meet its customers requirements in a timely manner may be adversely affected.

COMPETITIVE NATURE OF APPAREL INDUSTRY. The women's intimate apparel industry is highly competitive and subject to rapidly changing consumer demands and preferences. Recently, the Company has experienced increased penetration of certain market segments in which it competes as well as increased competition. The Company's success depends in part on its ability to anticipate and respond to demands and fashion trends in a timely manner. The Company's failure to identify and respond appropriately to changing consumer demands and fashion trends could have a material adverse effect on the Company's financial condition and results of operations. The

Company's products compete for customers with a number of other manufacturers of well-known brands of specialty brassieres and women's shapewear. With respect to specialty brassieres, the Company's primary competition is from the True Form, Carnival, Playtex and Bali lines of specialty brassieres; with respect to shapewear, the Company competes primarily with the Olga, Vanity Fair, True Form, Playtex and Bali lines of shapewear. The principal competitive factors in the intimate apparel market are quality, price, fit and design of products, engineering, customer and brand loyalty, and customer service, including maintenance of sufficient inventories for timely delivery. Many of the Company's competitors have greater financial, technical, manufacturing, marketing, distribution and/or other resources than the Company, and are therefore able to expend more resources than the Company in areas of marketing and product development. Increased competition by existing and future competitors has resulted and could continue to result in reductions in sales or prices for the Company's products and could have a material adverse effect on the Company's financial condition and results of operations. In addition, the apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's financial condition and results of operations.

APPAREL INDUSTRY TREND TOWARDS CONSOLIDATION. The Company believes that competition in the apparel industry has been exacerbated by consolidations of retailers into larger entities during the past few years. In addition, retailers have attempted to consolidate purchases of their products by reducing their number of suppliers. In the future, the Company's customers may consolidate, undergo restructuring or reorganizations, or realign these affiliations, any of which could decrease the number of stores that carry the Company's products or increase ownership concentration within the retail industry. Although it is unclear at this time what effect this trend towards consolidation will have on the Company, this trend could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON MAJOR CUSTOMERS. The Company is dependent on several customers for a significant portion of its net sales. In fiscal 1997, three of the Company's customers accounted for 40% of total net sales for the year. If any one of these three customers discontinued or substantially reduced its purchases of the Company's products, the Company's financial condition and results of operations could be adversely affected. The Company has no long-term commitments or long-term contracts with any of its customers.

DEPENDENCE ON KEY PERSONNEL. The Company's success is largely dependent upon the personal efforts and abilities of its senior management, particularly John
J. Crawford, President, Chief Executive Officer and Chairman of the Board of the Company, Alfred A. Kniberg, President and Chief Operating Officer of Strouse, Paul McDonald, Chief Financial Officer and Secretary of the Company and Strouse, Joyce I. Baran, Vice President, Merchandising and Design of Strouse, and Barry Topf, Vice President of Manufacturing of Strouse. The Company believes that the loss of the services of any of these key personnel could have an adverse effect on the Company's business and its future operations. In April 1994, the Company entered five year employment agreements with Messrs. Kniberg and McDonald and Ms. Baran.

LEVERAGE AND FINANCIAL COVENANTS. Under the terms of the Company's credit facilities with Bank of Boston Connecticut ("Bank of Boston"), Strouse must maintain certain financial ratios and satisfy certain covenants. Borrowings under the credit facilities are collateralized by substantially all of the assets of Strouse and are guaranteed by Aristotle and ASI, with each guaranty limited to $2,000,000. Such restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, create liens, sell assets, engage in mergers or acquisitions, make capital expenditures and pay dividends. The Company's leverage, together with the restrictions on the Company's business imposed by the financial ratios and restrictive covenants contained in the credit agreement with Bank of Boston, may adversely affect the Company's ability to respond to changing business and economic conditions and may impose a restraint on the Company's ability to grow in the future.

POSSIBLE ADDITIONAL FINANCING REQUIREMENTS AND ACCESS TO CAPITAL FUNDING. In connection with the 1994 Acquisition, the Company granted to the Strouse Selling Stockholders the right to require ASI to repurchase shares of ASI preferred stock issued to the Strouse Selling Stockholders if the Strouse Selling Stockholders did not exercise their Strouse Warrants (the "Put Right"). Currently, pursuant to the Put Right, 40,249 shares of ASI preferred stock may be put to ASI beginning on January 1, 1999 and 40,250 shares of ASI preferred stock may be put to ASI beginning on January 1, 2000. The shares of ASI preferred stock may be put to ASI earlier in the event of certain acceleration events. In addition, the Company has agreed to redeem 78,072 shares of ASI preferred stock held by the Strouse Selling Stockholders on January 1, 1998 (the "Redemption Right"). The repurchase price under the Put Right and the Redemption Right is $10.00 per share plus any accrued but unpaid dividends. Any default in the payments due to the Strouse Selling Stockholders under the Put Right could create a Partial Unwinding of the 1994 Acquisition. See "Partial Unwinding."

On October 22, 1997, the Company and Geneve Corporation ("Geneve") entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement"). The Preferred Stock Purchase Agreement provides for the purchase by Geneve of approximately 489,131 shares of Aristotle's Series E Convertible Preferred Stock, $.01 par value (the "Series E Preferred Stock"), for an aggregate purchase price of approximately $2,250,000, or a per share price of $4.60, representing approximately 30% of the issued and outstanding capital stock of Aristotle. The Company has granted to Geneve the right to require the Company to repurchase shares of the Series E Preferred Stock at anytime after the earlier of December 31, 2001 or upon the occurrence of certain acceleration events (the "Geneve Put Right"). The Preferred Stock Purchase Agreement also provides for the redemption of the Series E Preferred Stock at the option of the Company on or after December 31, 2001 as well as the mandatory redemption of the Series E Preferred Stock on December 31, 2007 (the "Geneve Redemption Right"). The repurchase price under the Geneve Put Right and the Geneve Redemption Right is $4.60 per share, subject to adjustment for certain recapitalization events, plus any accrued but unpaid dividends. See "Control by Existing Stockholders."

In order to meet its projected capital requirements and commitments to the Strouse Selling Stockholders and to Geneve, the Company may be required to raise new equity capital or obtain additional financing, or both. There can be no assurance that the Company would be able to raise new equity capital or obtain additional financing. In the event that adequate funds are not available, the Company's business, results of operations and financial condition would be materially, adversely affected. See the MD&A Sections.

CHALLENGES OF MANUFACTURING PRODUCTS. The design and manufacture of specialty brassieres and women's shapewear are complex, requiring specialized and sophisticated machinery and tools. The complex design and manufacturing process results in higher per unit cost and lower volume of products being produced, as compared to the design and manufacture of simpler garments. These factors could impair the profitability of the Company's operations.

PROTECTION OF TRADEMARKS. The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. The Company distributes its products under several brand names, including Smoothie(R), Slimlook(R), Fleur de Lace(R), Smooth Advantage(R),
Sophistique(R), Waist Eliminator(R) and Does What Your Diet Doesn't(R). Its core brand name, Smoothie(R), is 42 years old. Although the Company attempts to protect is trademarks, there can be no assurance that actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as being in violation of the trademarks or proprietary rights of others.

PARTIAL UNWINDING. The capital contribution agreement entered with the Strouse Selling Stockholders (the "Capital Contribution Agreement") provides that if, at any time during the five years after the closing of the 1994 Acquisition, the net worth of the Company (including any investment of Aristotle in ASI and Strouse but excluding the assets or liabilities of ASI and Strouse and excluding any losses incurred by Strouse or ASI and the effect of any write-down of Aristotle's capital investment in ASI or Strouse) is less than $1 million, then the holders of ASI preferred stock issued in connection with the 1994 Acquisition have the right to compel a partial unwinding ("Partial Unwinding") of the 1994 Acquisition, which would result in the return by ASI of 59% of the outstanding shares of Strouse common stock, but only if the holders participating in the Partial Unwinding return and/or pay to ASI an amount of ASI preferred stock, Common Stock for which the ASI preferred stock was exchanged (unless it was previously sold) and cash, which, taken together, have the aggregate value of $2,100,000. In addition, the pledge agreement between ASI and the Strouse Selling Stockholders (the "Pledge Agreement") provides that, if: (i) the Company fails to perform certain of its obligations under the Capital Contribution Agreement or the Pledge Agreement; (ii) a Partial Unwinding occurs; or (iii) the Company is dissolved or bankruptcy or insolvency proceedings are commenced with respect to the Company, then the Strouse Selling Stockholders will have the right to repossess and sell such 59% of Strouse and to receive up to $700,000 pledged to secure the Company's obligations. Strouse also granted a security interest in all of its assets to the Strouse Selling Stockholders to secure the foregoing obligations, which security interest is subordinate to the security interest held by Bank of Boston. In any of such events, the Company may lose control of, and most of the benefits of ownership of, Strouse. In either of such events, the Company may also be left without any operating business to conduct.

CONTROL BY EXISTING STOCKHOLDERS. Following the consummation of the transactions contemplated in the Preferred Stock Purchase Agreement, Geneve and certain of its affiliates will beneficially own all of the issued and outstanding shares of the Series E Preferred Stock, representing approximately 30% of the issued and outstanding capital stock of Aristotle. The Series E Preferred Stock has one vote per share, with respect to matters other than the election of directors and auditors, and is convertible into Common Stock at a conversion price of $4.60, subject to adjustment for certain dilutive issuances of the Company's capital stock. In addition, pursuant to the terms of the Preferred Stock Purchase Agreement, Geneve shall have the right to designate two nominees for election to the

Board of Directors of Aristotle for so long as Geneve or its affiliates hold all of the issued and outstanding shares of the Series E Preferred Stock or not less than 30% of the issued and outstanding voting securities of Aristotle. Accordingly, Geneve and its affiliates collectively may have the ability to affect the composition of the Company's Board of Directors and to determine the outcome of certain corporate actions requiring stockholder approval, including the merger of the Company with or into another company, a sale of substantially all of the Company's assets and amendments to the Company's Certificate of Incorporation.

ABSENCE OF DIVIDENDS. The Company has not, in recent years, paid dividends with respect to its Common Stock, and it is unlikely that the Company will pay any dividends with respect to its Common Stock in the foreseeable future. As a holding company, the Company's ability to pay dividends is dependent upon receipt of dividends and other payments from its subsidiaries. The Company's credit agreement with Bank of Boston restricts the amount of dividends that Strouse can pay to ASI or Aristotle.

ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's charter documents, such as the authorization of "blank check" preferred stock, restrictions on certain transfers of Common Stock and election of a classified board of directors to staggered three year terms, could have the effect of discouraging certain attempts to acquire the Company or remove directors even if some of the Company's stockholders deem such an attempt to be in the Company's and their best interest. Management and the affiliates of the Company may be deemed to have effective control of the Company which may give management and such affiliates the ability to influence the election of directors and other stockholder actions.


                                 SELLING STOCKHOLDERS

  The shares offered hereby by the Strouse Selling Stockholders are issuable upon exercise of the Strouse Warrants acquired by the Strouse Selling Stockholders in connection with the 1994 Acquisition which allow the Strouse Selling Stockholders to convert (i) an aggregate of 80,499 shares of ASI preferred stock into 134,163 shares of the Company's Common Stock and (ii) an aggregate of 68,632 shares of ASI common stock into 68,632 shares of the Company's Common Stock. The Company has registered the shares offered hereby by the Strouse Selling Stockholders pursuant to terms of a registration rights agreement, as amended (filed as Exhibit 4.8 to the Registration Statement), entered in connection with the 1994 Acquisition. The shares offered hereby by the Director Selling Stockholders aggregating 55,886 shares were issued to the Director Selling Stockholders in consideration for their services as members of Aristotle's Board of Directors. There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder. The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of October 31, 1997 (including shares of Common Stock issuable upon exercise of the Strouse Warrants) and as adjusted to reflect the sale of the Common Stock offered hereby by each Selling Stockholder.

                                    Shares           Number of
                                Owned Prior to     Shares Being      Shares Owned After Offering
Selling Stockholder            Offering(1) (2)      Offered(3)             Number  Percent
-------------------            ---------------     ------------      ---------------------------
Howell Resource Partners              24,446           107,779              0                -
Alfred A. Kniberg                     18,832            41,527              0                -
Richard Sheldon                        4,590             4,590              0                -
Paul McDonald                          6,587            16,090              0                -
J.M. Scott Inc., Custodian               810               810              0                -
f/b/o Paul McDonald
Graeme M. Caulfield                    7,312            15,005              0                -
C. David Goldman                       1,147             5,180              0                -
Louis Musante                          1,147             5,180              0                -
Joyce Baran                            3,302             6,175              0                -
John Peterson                            459               459              0                -
John J. Crawford                      76,327(4)         17,432           58,895(4)          5.21%

Barry R. Banducci                     10,344             5,228              5,116(5)        *
Mary Jane Burt                         7,059(6)          3,543              3,516(6)        *
Robert L. Fiscus                      11,644(7)          5,228              6,416(7)        *
Betsy Henley-Cohn                     32,684(8)          5,228             27,456(8)          2.49%
Marcus R. McCraven                     5,797(9)          3,543              2,254(9)        *
Daniel J. Miglio                      11,444(10)         5,228              6,216(10)       *
Sharon M. Oster                       12,264(11)         5,228              7,036(11)       *
John C. Warfel                         8,737(12)         5,228              3,509(12)       *

------------
*    Indicates ownership of less than 1% of the Common Stock

(1) The persons named in this table have sole voting and investment control with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table.

(2) Does not include an aggregate of 67,081 shares of Common Stock purchasable upon exercise of Strouse Warrants which become exercisable on January 1, 1999 and 67,082 shares of Common Stock purchasable upon exercise of Strouse Warrants which become exercisable on January 1, 2000.

(3)  Assumes that all of the Strouse Warrants are exercised.

(4) Includes 34,197 shares held by Mr. Crawford directly; 5,000 shares held in trust for which Mr. Crawford serves as custodian with power to vote the shares; 4,580 shares held in his wife's name; 50 shares held in the name of his daughter; and 32,500 shares issuable upon exercise of stock options, which are currently exercisable.

(5) Includes 3,458 shares issuable upon exercise of stock options, which are currently exercisable.

(6) Includes 1,437 shares issuable upon exercise of stock options, which are currently exercisable.

(7) Includes 3,937 shares issuable upon exercise of stock options, which are currently exercisable.

(8) Includes 6,886 shares held by Ms. Henley-Cohn directly; 14,340 shares held in trusts in which Ms. Henley-Cohn has the power to vote the shares; 8,000 shares held equally by Ms. Henley-Cohn's son and daughter, 5,000 of which are disclosed in footnote 4 above as part of Mr. Crawford's shares held in trust for which Mr. Crawford serves as custodian with power to vote the shares; and 3,458 shares issuable upon exercise of stock options, which are currently exercisable.

(9) Includes 5,786 shares held by Mr. McCraven directly and 11 shares held in his wife's name.

(10) Includes 3,937 shares issuable upon exercise of stock options, which are currently exercisable.

(11) Includes 3,937 shares issuable upon exercise of stock options, which are currently exercisable. Excludes 22,900 shares held by Ms. Oster's husband in his own name, as to which Ms. Oster disclaims beneficial ownership.

(12) Includes 2,979 shares issuable upon exercise of stock options, which are currently exercisable.



                                 PLAN OF DISTRIBUTION

  The 258,681 shares of Common Stock of the Company offered hereby may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the 1933 Act.

  The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the shares being offered hereunder by the Strouse Selling Stockholders until the earlier of the date upon which all of the shares of Common Stock offered hereby have been sold or April 11, 2001. The Company does not have an agreement with the Director Selling Stockholders to maintain the effectiveness of the registration of the shares being offered hereby by the Director Selling Stockholders for any particular period of time.

  The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder.

  All proceeds from any such sales will be the property of the Selling Stockholders who will bear the expense of underwriting discounts, fees and commissions, if any, and their own legal fees and expenses.

                            LEGALITY OF COMMON STOCK

  The validity of the issuance of the shares of Common Stock offered hereby is being passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

  The audited financial statements and schedules incorporated by reference in the prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 0-14669).

(b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 0-14669).

(c) The description of the Company's capital stock contained in the Company's registration statement on Form 8-A under the 1934 Act (File No. 0-14669), including amendments or reports filed for the purpose of updating such description.

  All reports and other documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this Prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS
                          --------------------------------------

Item 14.  Other Expenses of Issuance and Distribution
-----------------------------------------------------

  The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the registration fee, the amounts stated are estimates.

          Registration Fee                       $   369.65
                                                  ---------
          Legal Fees and Expenses                 15,000.00
          Accounting Fees and Expenses            10,000.00
          Miscellaneous                            5,000.00
          TOTAL                                  $30,369.65
                                                  =========

The Selling Stockholders will bear the expense of their own legal counsel and miscellaneous fees and expenses, if any.

Item 15.  Indemnification of Officers and Directors
---------------------------------------------------

  The General Corporation Law of the State of Delaware and the Registrant's Amended and Restated Bylaws provide for indemnification of the Registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to Article IX of the Registrant's Amended and Restated Bylaws incorporated herein by reference to
Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File Number 0-14669).

  The Registration Rights Agreement dated as of April 11, 1994, filed as Exhibit
4.8 hereto provides for indemnification by the Registrant of certain of the Selling Stockholders against certain liabilities under the 1933 Act, the 1934 Act, state securities laws or otherwise, and provides for indemnification by certain of the Selling Stockholders of the Registrant and its directors, its officers and certain control persons against certain liabilities under the 1933 Act, the 1934 Act, state securities laws, or otherwise.

Item 16.  Exhibits
------------------


Exhibit
Number         Description
-------        -----------

4.1 Restated Certificate of Incorporation of The Aristotle Corporation, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File Number 0-14669)

4.2            Certificate of Designation, Preferences and Right of Series A,
               B, C and D Preferred Stock of the Registrant, incorporated herein by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated April 14, 1994, as amended (the "1994 Current Report") (File Number 0-14669)

4.3 Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and other Special Rights of the Series E Convertible Preferred Stock of the Registrant, incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Form 10-Q") (File Number 0-14669)

4.4 Amended and Restated Bylaws of the Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (File Number 0-14669)

4.5 Amended and Restated Certificate of Incorporation of Aristotle Sub, Inc. (filed October 31, 1997), incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 10-Q (File Number 0-14669)

4.6 Form of Stock Purchase Warrant Series A of the Registrant dated as of April 11, 1994, incorporated herein by reference to Exhibit
               2.10 of the 1994 Current Report (File Number 0-14669)

4.7 Form of Stock Purchase Warrant Series B of the Registrant dated as of April 11, 1994, incorporated herein by reference to Exhibit
               2.11 of the 1994 Current Report (File Number 0-14669)

4.8 Registration Rights Agreement dated as of April 11, 1994 between the Registrant and the shareholders listed on Exhibit A thereto

4.9            Registration Rights Agreement dated as of October 22,
               1997 between The Aristotle Corporation and Geneve Corporation, incorporated herein by reference to Exhibit 10.6 to the Form 10-Q (File Number 0-14669)

4.10           Letter Agreement dated as of  September 15, 1997 among
               The Artistotle Corporation, Aristotle Sub, Inc. and certain stockholders, incorporated herein by reference to Exhibit 10.7 to the Form 10-Q (File Number 0-14669)

5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

23.1           Consent of Arthur Andersen LLP

23.2           Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
               (see Exhibit 5)

24             Power of Attorney (filed in Part II of this Registration
               Statement)


Item 17.  Undertakings
----------------------

     A.   Rule 415 Offering
          -----------------

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the 1933
       Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B.   Filings Incorporating Subsequent Exchange Act Documents by Reference
          --------------------------------------------------------------------

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.   Request for Acceleration of Effective Date or Filing of Registration
          --------------------------------------------------------------------
          Statement on Form S-8
          ---------------------

  Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES
                                 ----------

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Haven, Connecticut on December 8, 1997.

                                     THE ARISTOTLE CORPORATION



                                     By:  /s/ John J. Crawford
                                        -----------------------------
                                        John J. Crawford
                                        President, Chief Executive Officer and
                                        Chairman of the Board


                               POWER OF ATTORNEY
                               -----------------

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Crawford and Paul McDonald or any of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  Signatures                             Title                        Date
  ----------                             -----                        ----


   /s/ John J. Crawford               President, Chief          December 8, 1997
  -----------------------------       Executive Officer,
  John J. Crawford                    Chairman of the Board
                                      and Director (principal
                                      executive officer)


   /s/ Paul McDonald                  Chief Financial Officer   December 8, 1997
  -----------------------------       and Secretary
  Paul McDonald                       (principal financial and
                                      accounting officer)

   /s/ Barry R. Banducci              Director                  December 8, 1997
  -----------------------------
  Barry R. Banducci


   /s/ Robert L. Fiscus               Director                  December 8, 1997
  -----------------------------
  Robert L. Fiscus


   /s/ Betsy Henley-Cohn              Director                  December 8, 1997
  -----------------------------
  Betsy Henley-Cohn


   /s/ Alfred A. Kniberg              Director                  December 8, 1997
  -----------------------------
  Alfred A. Kniberg

   /s/ Daniel J. Miglio                Director                 December 8, 1997
  -----------------------------
  Daniel J. Miglio


                                      Director                  December 8, 1997
  -----------------------------
  Sharon M. Oster


   /s/ John C. Warfel                 Director                  December 8, 1997
  -----------------------------
  John C. Warfel

                           THE ARISTOTLE CORPORATION
                           -------------------------


                         INDEX TO EXHIBITS FILED WITH
                        FORM S-3 REGISTRATION STATEMENT

Exhibit
Number              Description
-------             -----------

4.1 Restated Certificate of Incorporation of The Aristotle Corporation, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File Number 0-14669)

4.2            Certificate of Designation, Preferences and Right of Series A,
               B, C and D Preferred Stock of the Registrant, incorporated herein by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated April 14, 1994, as amended (the "1994 Current Report") (File Number 0-14669)

4.3 Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and other Special Rights of the Series E Convertible Preferred Stock of the Registrant, incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Form 10-Q") (File Number 0-14669)

4.4 Amended and Restated Bylaws of the Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (File Number 0-14669)

4.5 Amended and Restated Certificate of Incorporation of Aristotle Sub, Inc. (filed October 31, 1997), incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 10-Q (File Number 0-14669)

4.6 Form of Stock Purchase Warrant Series A of the Registrant dated as of April 11, 1994, incorporated herein by reference to Exhibit
               2.10 of the 1994 Current Report (File Number 0-14669)

4.7 Form of Stock Purchase Warrant Series B of the Registrant dated as of April 11, 1994, incorporated herein by reference to Exhibit
               2.11 of the 1994 Current Report (File Number 0-14669)

4.8 Registration Rights Agreement dated as of April 11, 1994 between the Registrant and the shareholders listed on Exhibit A thereto

4.9 Registration Rights Agreement dated as of October 22, 1997 between The Aristotle Corporation and Geneve Corporation, incorporated herein by reference to Exhibit 10.6 to the Form 10-Q (File Number 0-14669)

4.10           Letter Agreement dated as of  September 15, 1997 among
               The Artistotle Corporation, Aristotle Sub, Inc. and certain stockholders, incorporated herein by reference to Exhibit 10.7 to the Form 10-Q (File Number 0-14669)

5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

23.1           Consent of Arthur Andersen LLP

23.2           Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
               (see Exhibit 5)

24             Power of Attorney (filed in Part II of this Registration
               Statement)